

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2013

<u>Via E-mail</u>
David Gasparine
President
Neohydro Technologies Corp.
2200 Yarbrough Avenue
Suite B 305
El Paso, Texas 79925

> **Re:** **Neohydro Technologies Corp.**
> **Amendment No. 2 to Current Report on Form 8-K**
> **Filed November 14, 2013**
> **File No. 0-53669**

Dear Mr. Gasparine:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 5.01 Changes in Control of Registrant</u>

1. You state that on November 1, 2013 Mr. Gasparine was issued 16,000,000 Series A preferred shares, which gives him a total 240,000,000 votes out of a possible 533,072,825 or 45.02%. However, in your beneficial ownership table, you state that Mr. Gasparine owns 16,000,000 common shares and has 65.27% ownership. Please reconcile.

2. Please disclose how many common and preferred shares will be owned by preexisting shareholders of Neohydro Technologies Corp. and former shareholders of CouponZ Inc. immediately after the November 1, 2013 transaction.

<u>General Company Description</u>

3.   Include your website address.

Security ownership of Certain Beneficial Owners and Management

4.   Please delete the reference to "as of the date of this offering."

General

5.   Please update the financial statements and other information in your 8-K to include the period ended September 30, 2013.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

  · the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  · the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Larry Spirgel

                                                Larry Spirgel
                                                Assistant Director